Exhibit 99.1

StoneCo Ltd. Announces Preliminary Second Quarter 2019 Results

Announces Joint-Venture with Grupo Globo to Enter the Micro-Merchant Space

Growth Acceleration: TPV Growth of 60.6% y/y and Net Addition of 50.5 Thousand Active Clients

São Paulo, Brazil, July 30, 2019 - StoneCo Ltd. (Nasdaq: STNE) (“Stone” or the “Company”), a
leading provider of financial technology solutions that empower merchants to conduct commerce seamlessly across multiple channels, today announced preliminary results for the second quarter of 2019.

“We are pleased to present a new record of net new active clients and an acceleration in TPV, with stable take-rates and strong profitability, which demonstrates the quality and execution consistency of this amazing team and unique business model. Our Company produced great results while increasing investments for the long-term. We believe that in two years from now the boundaries between payments, software, credit and banking will be overcome and Stone will drive this evolution in Brazil, being the leading player in the SMB market. The ability to successfully scale new products in the second quarter proves our company’s capabilities to continue disrupting this industry through software and financial services.” said Thiago Piau, CEO.

“In addition to the current success in the SMB market, we are very excited to announce that we are entering the micro-merchant space in a Joint Venture with Grupo Globo, the largest media conglomerate in Brazil. The Joint Venture will combine Stone’s experience in technology and payments with Grupo Globo’s deep expertise in media and marketing to create a heavyweight contender in the micro-merchant space.” concluded Piau.

Preliminary Results for the Second Quarter of 2019

Table 1: Operating Metrics

	2Q19	2Q18
TPV (R$ billions)	29.8	18.5	60.6%
Active Clients (thousands)	360.2	200.6	79.5%
Quarterly Net Additions (thousands)	50.5	39.9	26.5%
Take Rate	1.85%	1.86%	(0.01 p.p.)

• Active Client base reached 360.2 thousand in the second quarter of 2019, compared to 200.6 thousand in the second quarter of 2018, representing year over year growth of 79.5%.

•  In software, we have seen the number of subscribed clients grow quickly, from approximately 32,000 in 1Q19 to approximately 70,000 in July 2019.

• Total Payment Volume (TPV) was R$29.8 billion in the second quarter of 2019, representing year over year growth of 60.6% or R$11.2 billion.

• Take Rate for the second quarter of 2019 was 1.85%, roughly1 stable compared to the first quarter of 2019.

• Total Revenue and Income for the second quarter of 2019 is expected to be between R$583.0 million and R$586.2 million, compared to R$347.7 million for the second quarter of 2018, representing a year over year growth between 67.7% and 68.6%.

• Adjusted Net Income is expected to be between R$191.9 million and R$194.0 million for the second quarter of 2019, compared to R$71.1 million in the second quarter of 2018, a year over year growth between 169.8% and 172.8%. Adjusted Net Margin for the second quarter of 2019 is expected to be between 32.9% and 33.1%, an improvement of between 12.5 and 12.6 percentage points compared to the second quarter of 2018. See Table 2 for a reconciliation of Net Income to Adjusted Net Income.

•  Net Income is expected to be between R$169.7 million and R$171.9 million for the second quarter of 2019, compared to R$63.0 million for the second quarter of 2018. Net Margin for the second quarter of 2019 is expected to be between 29.1% and 29.3%, an improvement of between 11.0 and 11.2 percentage points compared to the second quarter of 2018.

Key Recent Operational Highlights

•  Our performance was above our expectations in the second quarter of 2019. Since the beginning of the quarter, we have increased investments in our operations, especially in our hub and software strategies. Those investments have already started showing initial results, with growth performance improving in each month of the quarter.

• We are pleased to see accelerating growth in our business in 2Q19:

(i) Our TPV year over year growth has increased sequentially to 60.6% in 2Q19, from 60.1% year over year growth presented in 1Q19. Such acceleration came on top of a tougher comparable quarter in 2Q18.

(ii) Our quarterly Net Addition of Active Clients has accelerated to a record of 50.5 thousand in 2Q19, compared to 40.6 thousand added in 1Q19, representing a strong acceleration in net addition of SMB clients. As we have seen Net Addition of Clients improving even within the quarter, we expect further increases in Net Additions in the following quarters. On top of such trend in SMBs, the new Joint-Venture with Grupo Globo should soon start to contribute with the Net Addition of autonomous workers and micro-merchants.

• Our take rate was roughly stable, at 1.85%. During times in which the industry is solely focused on prices, we continue to have a relationship with our clients based on value proposition.

Joint Venture with Grupo Globo in the Micro-Merchant Space

•  Since the fourth quarter of 2018, Stone has been testing a solution for micro-merchants, which have been increasingly adopting card-based payments in Brazil. There are over 21 million autonomous workers and micro-merchants in the country, significant part of them being unbanked and with a low penetration of card-based transactions, representing a significant greenfield opportunity.

•  Addressing this opportunity requires heavy investments in media and, most importantly, deep knowledge and expertise in marketing and advertisement.

•  Over the last three quarters, we decided to focus our attention on product development, while looking for the right strategic partner before addressing this huge opportunity, going beyond the SMB market.

•  On July 29, Stone partnered with Grupo Globo to create a heavyweight financial technology player focused on serving autonomous workers and micro-merchants. This Joint Venture (JV) brings together the vast media and marketing know-how of the largest media group in Brazil with Stone’s expertise in technology, payments and financial services, as well as its execution capabilities.

• The JV will be owned 33% by Grupo Globo and 67% by Stone.

•  The transaction is subject to the accomplishment of certain conditions, including approval by the competent anti-trust authorities.

•  Caio Fiuza, operating director of Stone, will move from his current role to be the CEO of the JV. Stone will appoint a dedicated team from its pool of talents to be part of this new endeavor.

•  In addition to the knowledge and DNA of both partners, Grupo Globo will contribute with an upfront investment equivalent to a market value of R$461 million in media, and Stone will contribute with its technology and payment processing capabilities, operational support and management resources, as well as with R$50 million in cash.

•  Through its diversified media properties, Grupo Globo reaches more than 100 million unique Brazilians daily, almost half of the country’s population. Grupo Globo controls the country’s leading free to air television network, the country’s largest portfolio of pay-TV networks, as well as leading digital assets. The Group’s internet business is the top source for local and international news, sports and entertainment content in Brazil.

•  “The partnership with Stone will give us the opportunity to join forces to create a showcase in financial services that is powered by our wide reach and deep knowledge of the Brazilian customer”, said Jorge Nobrega, CEO of Grupo Globo.

•  “We welcome our new partners and feel very confident to address this opportunity together with such dedicated and high-quality team of Grupo Globo.” said Thiago Piau, CEO of Stone.

Exhbit 1: Stone Partnering with Grupo Globo

Important Developments of Our Strategy Roadmap

Software

•  Our software strategy is progressing as expected, aimed at providing tools to help our clients better manage their business and sell more. This creates more engagement with our clients, deepening our relationship with them and creating greater client stickiness.

•  During the second quarter of 2019, we have started the roll-out of some of our software solutions in our hubs all over Brazil. We have seen strong traction in those solutions, adding hundreds of new clients every day.

•  Overall, we have seen the number of subscribed clients in software grow quickly, from approximately 32,000 in 1Q19 to approximately 70,000 in July 2019.

•  In addition to our food service and small retail verticals, we recently entered in the beauty salons segment, with an omnichannel, cloud-based, scheduling and management software platform.

Credit Solutions

In 1Q19 we started to pilot a credit solution for SMBs that combines self-service functionality (ability to take pre-approved credit through the client portal), transparent pricing and a flexible and easy way to pay down amounts owed with a percentage of clients´ sales.

Our credit offering is advancing fast and exceeding our expectations. As of July, the company has already provided loans to more than 3,000 clients with a total disbursed volume exceeding R$50 million, which accelerated throughout the quarter.

Graph 5: Number of Clients with Credit	Graph 6: Evolution in Number of Clients within 2Q19

Also, we are pleased to announce that we recently obtained a license from the Central Bank to offer credit (“SCD”) on our own, which gives us more flexibility and room to grow our credit offering in the future.

Digital Banking Solution

Our digital account banking solution special-
ly designed for SMB entrepreneurs allows merchants to make financial transactions through a proprietary mobile application without unnecessary bureaucracy.

With a little over 10 thousand open accounts, we are focused on evolving our roadmap of solutions by adding new features to provide a better and more comprehensive experience to our clients.

Table 2: Adjusted Net Income Reconciliation

Net Income Bridge (R$ millions)	2Q19	2Q18
Net Income for the Period	169.7 - 171.9	63.0	106.7 - 108.9
Share-based Compensation Expenses (a)	28.4	0.0	28.4
Amortization of Fair Value Adjustment (b)	4.3	2.8	1.5
One-time Impairment Charges( c)	0.0	8.4	(8.4)
Tax Effect on Adjustments	(10.5)	(3.1)	(7.4)
Adjusted Net Income	191.9- 194.0	71.1	120.8 - 122.9

( a ) Consists of non-cash expenses related to the vesting of share-based compensation.

( b ) On intangibles related to acquisitions. Consists of expenses resulting from the amortization of the fair value adjustment on intangible assets and property and equipment as a result of the application of the acquisition method, a significant portion of which relate to the EdB acquisition.

( c ) Consists of (i) impairment charges associated with certain processing system intangible assets acquired in the EdB acquisition that we no longer use, in an amount of R$6.4 million in 2Q18 and (ii) impairment associated with improve- ments made to certain leased office space upon the termination of the lease, in an amount of R$2.0 million for 2Q18.

About Stone

Stone is a leading provider of financial technology solutions that empower merchants to conduct commerce seamlessly across multiple channels and help them grow their business over time through technology.

Contact

Investor Relations
investors@stone.com.br

Forward-Looking Statements

This press release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. These statements identify prospective informa- tion and may include words such as “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “forecast,” “plan,” “predict,” “project,” “potential,” “aspiration,” “objectives,” “should,” “purpose,” “belief,” and similar, or variations of, or the negative of such words and expressions, although not all forward-looking statements contain these identifying words. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond Stone’s control.

Stone’s actual results could differ materially from those stated or implied in forward-looking statements due to a number of factors, including but not limited to: more intense competition than expected, lower addition of new clients, regulatory measures, more investments in our business than expected, and our inability to execute successfully upon our strategic initiatives among other factors.